SEC[illegible] 11020273 [illegible]MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC Mail Processing Section
MAR 01 2011
Washington, DC 124

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SEC FILE NUMBER
8-29577

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Network Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard
(No. and Street)

El Segundo (City) California (State) 90245-5672 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2010, and supplemental schedules as of December 31, 2010, pertaining to Financial Network Investment Corporation (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

RONNIE D. RUBINK
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2015

Mark Paul Shelson 02/24/11
Signature Date

Treasurer, CFO
Title

Ronnie D Rubink
Notary Public

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 9 to financial statements)
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 9 to financial statements)
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (Included within item g) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FINANCIAL NETWORK INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 42,776,926
Deferred compensation plan investments	33,347,524
Commissions receivable	17,117,305
Notes receivable — net of allowance for uncollectible notes of $1,505,132	42,863,539
Deferred income tax asset — net	13,290,482
Other assets	6,232,737
TOTAL	$ 155,628,513

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 22,265,496
Deferred compensation plan accrued liabilities	33,388,487
Other liabilities	5,333,043
Total liabilities	60,987,026
STOCKHOLDER'S EQUITY:	
Common stock, $0.001 par value — authorized, 5,000,000 shares; issued and outstanding, 1,000,000 shares	1,000
Additional paid-in capital	52,410,955
Retained earnings	42,229,532
Total stockholder's equity	94,641,487
TOTAL	$ 155,628,513

See notes to statement of financial condition.

1. NATURE OF BUSINESS AND OWNERSHIP

Financial Network Investment Corporation (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of securities to the general public through a national network of registered representatives. As a registered investment advisor, the Company provides investment advice and financial planning services to clients residing in the United States. Effective February 1, 2010, the Company became a wholly owned subsidiary of Cetera Financial Group, Inc., and an indirect wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera") which is an indirect subsidiary of Lightyear Capital, LLC. Prior to this date, the Company was an indirect wholly owned subsidiary of Lion Connecticut Holdings, Inc., whose ultimate parent is ING Groep N.V. The purchase accounting adjustments related to this acquisition are all accounted for at the Cetera level, and not pushed down to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ materially from those estimates under different assumptions or conditions and the differences may be material to the statement of financial condition.

Cash and Cash Equivalents — The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash and cash equivalents include cash on deposit with the clearing broker of $808,739 as of December 31, 2010. The carrying value approximates fair value due to the short-term maturities of these investments.

Notes Receivable— The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below. Each forgivable note contains a provision for forgiveness of principal and accrued interest if the registered representative meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. Notes receivable relating to these loan agreements, in the amount of $38,623,023 are reported in notes receivable in the statement of financial condition.

The payback notes are payable by the registered representatives to the Company and are due at various maturity dates. Notes receivable, relating to these loan agreements, in the amount of $5,745,648 is reported in notes receivable on the statement of financial condition.

The allowance for uncollectible amounts on notes receivable as of December 31, 2010 was $1,505,132.

Fair Value of Financial Instruments — Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Income Taxes — The results of the Company's operations are included in the consolidated tax return of Cetera, and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities, and their reported amounts in the statement of financial condition that will result in taxable or deductible amounts in future years. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized at the consolidated group level.

Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures About Fair Value Measurements*. ASU No. 2010-06 requires the separate disclosure of significant transfers into and out of the Level 1 and Level 2 categories and the reasons for such transfers, and also requires fair value measurement disclosures for each class of assets and liabilities as well as disclosures about valuation techniques and inputs used for recurring and nonrecurring Level 2 and Level 3 fair value measurements. These disclosures are effective for fiscal years ending on or after December 15, 2009. The Company adopted the disclosures on January 1, 2010. ASU No. 2010-06 also requires Level 3 disclosure of purchases, sales, issuances, and settlements activity on a gross rather than a net basis. These disclosure requirements are effective for fiscal years beginning after December 15, 2010. The new disclosure requirements are not expected to have a material impact on the Company's statement of financial condition as the Company does not have any Level 3 fair value measurements.

In July 2010, the FASB issued ASU No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* The ASU requires enhanced disclosure requirements regarding receivables, which are designed to assist financial statement users in assessing an entity's credit risk exposure and in evaluating the adequacy of an entity's allowance for credit losses. ASU No. 2010-20 is effective for fiscal years ending on or after December 15, 2011. The Company is in the process of evaluating the disclosure requirements and any impact that the new disclosures will have on its statement of financial condition.

3. INCOME TAXES

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under generally accepted accounting principles. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. Significant components of the Company's deferred tax assets and liability at December 31, 2010, are as follows:

Deferred tax assets:	
Deferred compensation	$ 13,630,849
Forgivable loans	1,042,070
Other	1,078,318
Total deferred tax assets	15,751,237
Deferred tax liability — Other	(2,460,755)
Net deferred tax assets	$ 13,290,482

The Company's deferred tax attributes are considered realizable so long as the group is able to recognize (or currently use) the related deferred tax attribute. Thus, the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising Cetera.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes in the statement of financial condition. As of December 31, 2010, the Company did not have a liability for any unrecognized tax benefits. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

4. EMPLOYEE AND REGISTERED REPRESENTATIVE BENEFITS

401(k) Benefit Plan for Employees —The employees of the Company are covered by a 401(k) plan that is administrated by an affiliate. The plan has various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2010 and relied on its affiliated company to cover all eligible employees.

Deferred Compensation Plan for Registered Representatives — The Company maintains a deferred compensation plan (the "Plan") for registered representatives. Under the Plan, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments that mirror amounts and elections of the participants, of which $33,347,524 is included as a deferred compensation plan investment in the statement of financial condition and is carried at fair value. The total of net participant deferrals, which is reflected within deferred compensation plan accrued liabilities in the statement of financial condition, was $33,388,487 at December 31, 2010.

Stock-Based Compensation — ASC Topic 718, *Compensation-Stock Compensation*, requires all share-based payments to employees and registered representatives to be recognized based upon the grant-date fair value. During 2010, restricted stock grants were issued to certain registered representatives of the Company. Such shares were those of Cetera, the Company's ultimate parent. In addition, certain employees of the Company were granted stock options for Cetera stock.

5. RELATED PARTY TRANSACTIONS

Cetera Brokers Network, LLC ("Cetera BN") (an affiliated company) and Cetera allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2010, outstanding payables to affiliates in connection with these services of $1,318,781 were included in other liabilities. Such payables, which are recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera.

6. COMMITMENTS AND CONTINGENCIES

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's financial position.

The Company is obligated by certain agreements to make loans to certain of its representative agents under terms similar to the existing promissory note agreements which contain a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. As of December 31, 2010, the Company had committed to issue $6,274,163 in new loans during 2011.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — inputs are inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds, publicly traded securities with sufficient trading volume, and U.S. Treasury securities are fair valued by management using third-party pricing services, which base prices on market quotations. These securities are primarily classified within Level 1. Municipal and U.S. Government bonds are fair valued by management using third-party pricing services, and these securities are primarily classified within Level 2.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements on a Recurring Basis			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents —				
Money market funds	$34,434,483	$ -	$ -	$34,434,483
Deferred compensation plan investments —				
Mutual funds:				
Money market funds	1,257,375			1,257,375
International/global funds	8,919,754			8,919,754
U.S. Equity funds	18,981,633			18,981,633
U.S. Fixed income funds	4,188,762			4,188,762
Total deferred compensation plan investments	33,347,524	-	-	33,347,524
Other assets:				
Equity securities	9,775			9,775
Mutual funds	12,678			12,678
U.S. Government bonds		85,100		85,100
Municipal bonds		52,674		52,674
Total other assets	22,453	137,774	-	160,227
Total	$67,804,460	$ 137,774	$ -	$67,942,234

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2010, the Company had net capital of $23,503,161, which was $23,253,161 in excess of required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2010, the Company was in compliance with all such requirements.

9. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

10. SUBSEQUENT EVENTS

Management evaluated activity of the Company through February 28, 2011, the date the statement of financial conditions was available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 28, 2011

Financial Network Investment Corporation
200 North Sepulveda Boulevard
El Segundo, California 90245-5672

In planning and performing our audit of the financial statements of Financial Network Investment Corporation (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The deficiency identified related to the review process for recording certain contingent receivables and liabilities on the Company's statement of financial condition as of and for the year ended December 31, 2010 which understated net capital. These conditions were considered in determining the nature, timing, and extent of the procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives, except for the deficiency noted above.

Management concluded and we agreed that the control environment related to the review process for recording contingent assets and liabilities noted above represented a material inadequacy at December 31, 2010 and during the year then ended. Management notified the SEC and other applicable regulatory agencies in their letter dated February 28, 2011 of such matter. The Company has implemented a remediation plan to improve the controls and processes surrounding the review and recording of its asset and liability balances and computation of net capital.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

FINANCIAL NETWORK INVESTMENT CORPORATION
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

SEC
Mail Processing
Section

MAR 01 2011

Washington, DC
124

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Board of Directors
Financial Network Investment Corporation:

We have audited the accompanying statement of financial condition of Financial Network Investment Corporation (the "Company," a wholly owned subsidiary of Cetera Financial Group, Inc., which is an indirect subsidiary of Lightyear Capital, LLC) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement statement of financial condition presents fairly, in all material respects, the financial position of Financial Network Investment Corporation at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011